Exhibit 99.1

                  Aracruz Celulose S.A.
                  Quarterly Financial Information
                  (ITR) as of June 30, 2005 and
                  Report of Independent Registered
                  Public Accounting Firm


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

        01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61


01.02 - ADDRESS OF HEAD OFFICES
01-Complete Address                                                    02-District                            03-Zip Code (CEP)
   Caminho Barra do Riacho, s/no      -km25                           Barra do Riacho                          29.197-900
04-City                                                                05-State
   Aracruz                                                               Espirito Santo
06-Area Code                  07-Telephone               08-Telephone               09-Telephone                      10-Telex
   027                           3270-2442                      --                         --                             --
11-Area Code                  12-FAX NO.                 13-FAX NO.                 14-FAX NO.
   027                           3270-2590                   --                         --
15-E-MAIL
   mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (Business address)
01-NAME
Isac Roffe; Zagury
02-Complete Address                                                                                            03-District
 Rua Lauro Muller, 116 - 40th Floor                                                                             Botafogo
04-Zip Code (CEP)                           05-City                                                           06-State
   22.290-160                                  Rio de Janeiro                                                   Rio de Janeiro
07-Area Code               08-Telephone      09-Telephone                                10  Telephone               11 - Telex
   021                      3820-8160            3820-8139                                         --                         --
12-Area Code               13-FAX NO        14-FAX NO                                  15-FAX NO
   021                       2541-7947        3820-8202                                    --
16-E-MAILL
   iz@aracruz.com.br

01.04 - ACCOUNTANT / REFERENCE
      CURRENT FISCAL YEAR                       CURRENT QUARTER                                 PREVIOUS QUARTER
  1-BEGINNING       2-ENDING       3-NUMBER       4-BEGINNING       5-ENDING       6-NUMBER       7-BEGINNING       9-ENDING
  01/01/2005      12/31/2005           2          04/01/2005        06/30/2005         1          01/01/2005        03/31/2005
9-NAME / ACCOUNTANT CORPORATE NAME                                              10-CVM Code
  Deloitte Touche Tohmatsu Auditores Independentes                                 00385-9
11-NAME OF THE TECHNICAL RESPONSIBLE                                            12-CPF  No
   Celso de Almeida Moraes                                                      680.686.898-34

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK


NUMBER OF SHARES            1 - CURRENT QUARTER               2 - PREVIOUS QUARTER             3 -QUARTER PREVIOUS  YEAR
  (Thousands)                      06/30/2005                        03/31/2005                         06/30/2004
PAID-IN CAPITAL
   1 - COMMON                           455,391                            455,391                               455,391
   2 -PREFERRED                         577,163                            577,163                               577,163
   3 - TOTAL                          1,032,554                          1,032,554                             1,032,554
IN TREASURY
   4 - COMMON                               483                                483                                   483
   5 -PREFERRED                           1,378                              1,378                                 1,378
   6 - TOTAL                              1,861                              1,861                                 1,861


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                                                              Page: 1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS
1-TYPE OF SOCIETY
   COMMERCIAL,  INDUSTRIAL  &  OTHER  TYPES  OF   BUSINESS
2-SITUATION
    IN OPERATION
3-ACTIVITY   CODE
   104 - PAPER AND PULP INDUSTRY
4-ACTIVITY OF THE  SOCIETY
   Production of Bleached  Eucalyptus Pulp
5-TYPE OF CONSOLIDATED
   TOTAL
6-AUDITORS'REPORT TYPE
  UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01-ITEM    02-TAXPAYER NO.              03-NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1-ITEM  2-EVENT  3-DATE OF APPROVAL  4-TYPE                              5-PAYMENT BEGAIN  6-STOCK TYPE   7-STOCK OF VALUE
   01    AGO/E       04/29/2005      Dividend                               05/09/2005          ON            0,1378332460
   02    AGO/E       04/29/2005       Dividend                              05/09/2005          PNA           0,1516165706
   03    AGO/E       04/29/2005       Dividend                              05/09/2005          PNB           0,1516165706
   04     RCA        04/19/2005      Interests On Stockholders' Capital     05/13/2005          ON            0,0744299528
   05     RCA        04/19/2005      Interests On Stockholders' Capital     05/13/2005          PNA           0,0818729481
   06     RCA        04/19/2005      Interests On Stockholders' Capital     05/13/2005          PNB           0,0818729481
   07     RCA        05/19/2005      Interests On Stockholders' Capital     06/13/2005          ON            0,0394203084
   08     RCA        05/19/2005      Interests On Stockholders' Capital     06/13/2005          PNA           0,0433623392
   09     RCA        05/19/2005      Interests On Stockholders' Capital     06/13/2005          PNB           0,0433623392
   10     RCA        06/20/2005      Interests On Stockholders' Capital     07/13/2005          ON            0,0257288726
   11     RCA        06/20/2005      Interests On Stockholders' Capital     07/13/2005          PNA           0,0283017599
   12     RCA        06/20/2005      Interests On Stockholders' Capital     07/13/2005          PNB           0,0283017599

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
1-ITEM  2-DATE OF       3-VALUE OF THE       4-VALUE OF THE ALTERATION    5-ORIGIN OF THE   7-AMOUNT OF      8 - VALUE PER
        CHANGE            SUBSCRIBED             (REAL THOUSAND)           ALTERATION        OUTSTANDING     SHARE ON THE
                        CAPITAL                                                             STOCKS           ISSUE DATE
                         (REAL THOUSAND)                                                      (THOUSAND)        (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS
01-DATE                                              02-SIGNATURE
                                                     /s/ Isac Roffe Zagury
07/08/2005

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                                                              Page: 2


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
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1-CODE      2-DESCRIPTION                                             3-DATE-06/30/2005                  4-DATE-03/31/2005
1           TOTAL ASSETS                                                       8,355,141                          8,287,659
1.1         CURRENT ASSETS                                                      1,711318                          1,774,177
1.1.1       CASH AND CASH EQUIVALENTS                                                921                             70,673
1.1.2       CREDITS                                                              323,254                            351,954
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                            126,279                            224,871
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                            27,007                             26,954
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                            3,982                              2,977
1.1.2.4     EMPLOYEES                                                              5,622                              4,215
1.1.2.5     SUPPLIERS                                                              9,295                              3,726
1.1.2.6     SUBSIDIARIES                                                               3                                  3
1.1.2.7     TAXES                                                                144,939                             82,708
1.1.2.8     OTHERS                                                                 6,127                              6,500
1.1.3       INVENTORIES                                                          166,547                            178,461
1.1.3.1     SUPPLIES                                                              87,550                             87,189
1.1.3.2     RAW MATERIALS                                                         44,342                             47,018
1.1.3.3     FINISHED GOODS                                                        34,403                             44,004
1.1.3.4     PRODUCTS IN PROCESS                                                        0                                  0
1.1.3.5     OTHERS                                                                   252                                250
1.1.4       OTHERS                                                             1,220,596                          1,173,089
1.1.4.1     DEBT SECURITIES                                                    1,211,085                          1,156,454
1.1.4.2     FINANCIAL APPLICATION                                                  1,508                             10,151
1.1.4.3     PREPAID EXPENSES                                                       7,993                              6,474
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                            0                                  0
1.1.4.5     OTHERS                                                                    10                                 10
1.2         LONG-TERM ASSETS                                                     219,927                            210,663
1.2.1       CREDITS                                                              161,395                            154,306
1.2.1.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS                                         0                                  0
1.2.1.2     SUPPLIERS                                                            151,016                            141,340
1.2.1.3     TAXES                                                                  5,596                              6,851
1.2.1.4     OTHERS                                                                 4,783                              6,115

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02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
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1-CODE      2-DESCRIPTION                                             3-DATE-06/30/2005                  4-DATE-03/31/2005
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                                  6,402                              5,114
1.2.2.1     FROM AFFILIATES                                                        3,188                              3,112
1.2.2.2     FROM SUBSIDIARIES                                                      3,214                              2,002
1.2.2.3     OTHERS                                                                     0                                  0
1.2.3       OTHERS                                                                52,130                             51,243
1.2.3.1     DEBT SECURITIES                                                        4,250                              4,250
1.2.3.2     ESCROW DEPOSITS                                                       46,312                             45,426
1.2.3.3     OTHERS                                                                 1,568                              1,567
1.3         FIXED ASSETS                                                       6,423,896                          6,302,819
1.3.1       INVESTMENTS                                                        1,642,994                          1,446,967
1.3.1.1     IN AFFILIATES                                                         17,308                             18,252
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                                                              Page: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

1.3.1.2     IN SUBSIDIARIES                                                     1,622,886                          1,425,915
1.3.1.3     OTHER COMPANIES                                                         2,800                              2,800
1.3.2       PROPERTY, PLANT AND EQUIPMENT                                       4,323,042                          4,355,131
1.3.2.1     LAND                                                                  590,820                            589,855
1.3.2.2     BUILDINGS                                                             460,482                            467,357
1.3.2.3     MACHINERY AND EQUIPMENT                                             2,330,954                          2,390,549
1.3.2.4     FORESTS                                                               709,492                            694,319
1.3.2.5     ADVANCES SUPPLIERS                                                     35,039                             24,335
1.3.2.6     CONSTRUCTION IN PROGRESS                                               77,200                             64,104
1.3.2.7     OTHERS                                                                119,055                            124,612
1.3.3       DEFERRED ASSETS                                                       457,860                            500,721
1.3.3.1     INDUSTRIAL                                                              7,553                              8,198
1.3.3.2     FORESTS                                                                     0                                  0
1.3.3.3     ADMINISTRATIVE                                                              0                                  0
1.3.3.4     GOODWILL ARISING ON INCORPORATION OF ENTITY                           450,307                            492,523
1.3.3.5     OTHERS                                                                      0                                  0


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                                                              Page: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
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1-CODE      2-DESCRIPTION                                             3-DATE-06/30/2005                  4-DATE-03/31/2005
2           TOTAL LIABILITIES                                                  8,355,141                          8,287,659
2.1         CURRENT LIABILITIES                                                  964,657                            991,169
2.1.1       LOANS AND FINANCING                                                  349,747                            311,609
2.1.2       DEBENTURES                                                                 0                                  0
2.1.3       SUPPLIERS                                                             82,615                            105,787
2.1.4       TAXES                                                                111,918                             79,193
2.1.5       DIVIDENDS PAYABLE                                                     27,694                              2,107
2.1.6       PROVISIONS                                                            30,789                             23,052
2.1.6.1     VACATION AND 13th  SALARY                                             21,567                             17,576
2.1.6.2     PROFIT SHARING                                                         9,222                              5,476
2.1.7       LOANS FROM RELATED PARTIES                                           325,235                            300,690
2.1.7.1     ADVANCES FROM SUBSIDIARIES                                           324,366                            300,247
2.1.7.2     OTHERS                                                                     0                                  0
2.1.7.3     OTHER DEBTS TO SUBSIDIARIES                                              869                                443
2.1.8       OTHERS                                                                36,659                            168,731
2.1.8.1     OTHERS                                                                36,659                             18,731
2.1.8.2     PROPOSED DIVIDENDS                                                         0                            150,000
2.2         LONG-TERM LIABILITIES                                              3,349,658                          3,586,776
2.2.1       LOANS AND FINANCING                                                1,140,026                          1,284,091
2.2.2       DEBENTURES                                                                 0                                  0
2.2.3       PROVISION                                                            558,097                            458,961
2.2.3.1     LABOR CONTINGENCIES                                                   34,080                             32,563
2.2.3.2     TAX CONTINGENCIES                                                    470,300                            330,340
2.2.3.3     OTHERS                                                                53,717                             96,058
2.2.4       LOANS FROM RELATED PARTIES                                         1,568,025                          1,750,805
2.2.4.1     ADVANCES FROM SUBSIDIARIES                                         1,568,025                          1,750,805
2.2.5       OTHERS                                                                83,510                             92,919
2.2.5.01    SUPPLIERS                                                             28,204                             36,146
2.2.5.02    OTHERS                                                                55,306                             56,773

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

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
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1-CODE      2-DESCRIPTION                                             3-DATE-06/30/2005                  4-DATE-03/31/2005
2.5         STOCKHOLDER'S EQUITY                                               4,040,826                          3,709,714
2.5.1       PAID-IN CAPITAL                                                    1,854,507                          1,854,507
2.5.1.1     COMMON STOCK                                                         783,599                            783,599
2.5.1.2     PREFERRED STOCK                                                    1,070,908                          1,070,908
2.5.2       CAPITAL RESERVES                                                     142,858                            142,858
2.5.3       REVALUATION RESERVE                                                        0                                  0
2.5.3.1     OWN ASSETS                                                                 0                                  0
2.5.3.2     SUBSIDIARIES / AFFILIATES                                                  0                                  0
2.5.4       REVENUE RESERVES                                                   1,493,463                          1,493,463
2.5.4.1     LEGAL                                                                222,160                            222,160
2.5.4.2     STATUTORY                                                                  0                                  0
2.5.4.3     FOR CONTINGENCIES                                                          0                                  0
2.5.4.4     UNREALIZED INCOME                                                          0                                  0
2.5.4.5     FOR INVESTMENTS                                                    1,279,453                          1,279,453
2.5.4.6     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                      0                                  0
2.5.4.7     OTHER UNREALIZED INCOME                                              (8,150)                            (8,150)
2.5.4.7.1   TREASURY STOCK                                                       (8,150)                            (8,150)
2.5.5       RETAINED EARNINGS                                                    549,998                            218,886

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

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
    0043-4                                    Aracruz Celulose S.A.                           42.157.511/0001-61
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03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
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1-CODE   2-DESCRIPTION                                     3-FROM:04/01/2005 4-FROM:01/01/2005 5-FROM:04/01/2004  6-FROM:01/01/2004
                                                             TO : 06/30/2005   TO : 06/30/2005   TO : 06/30/2004    TO : 06/30/2004
3.1      GROSS SALES AND SERVICES  REVENUE                            570,756         1,178,826           692,334          1,294,765
3.2      SALES TAXES AND OTHER DEDUCTIONS                             (7,221)          (14,458)           (9,897)           (16,473)
3.3      NET SALES REVENUE                                            563,535         1,164,368           682,437          1,278,292
3.4      COST OF GOODS SOLD                                         (422,042)         (812,784)         (427,047)          (857,917)
3.5      GROSS PROFIT                                                 141,493           351,584           255,390            420,375
3.6      OPERATING (EXPENSES) INCOME                                  273,753           332,191         (108,351)          (105,435)
3.6.1    SELLING                                                     (15,373)          (30,114)          (11,925)           (23,336)
3.6.2    GENERAL AND ADMINISTRATIVE                                  (15,881)          (33,797)          (23,774)           (42,738)
3.6.3    FINANCIAL                                                    207,982           172,708         (275,366)          (350,697)
3.6.3.1  FINANCIAL INCOME                                              87,054           145,940            40,538             75,384
3.6.3.2  FINANCIAL EXPENSES                                           120,928            26,768         (315,904)          (426,081)
3.6.4    OTHER OPERATING INCOME                                        10,510            19,705             5,900             11,518
3.6.5    OTHER OPERATING EXPENSES                                    (75,937)         (113,366)          (36,456)           (64,921)
3.6.6    EQUITY IN THE RESULTS OF  SUBSIDIARIES                       162,452           317,055           233,270            364,739
3.7      OPERATING INCOME                                             415,246           683,775           147,039            314,940
3.8      NON-OPERATING (EXPENSES)  INCOME                             (1,540)           (2,151)           (1,312)            (2,849)
3.8.1    INCOME                                                           498               619             1,557              1,904
3.8.2    EXPENSES                                                     (2,038)           (2,770)           (2,869)            (4,753)
3.9      INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION      413,706           681,624           145,727            312,091
3.10     INCOME TAX AND SOCIAL CONTRIBUTION                         (124,935)         (187,247)            23,029            (5,801)
3.11     DEFERRED INCOME TAXES                                         42,341            55,621           (3,209)            (1,097)
3.12     MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                0                 0                 0                  0
3.12.1   REMUNERATION                                                       0                 0                 0                  0
3.12.2   APPROPRIATIONS                                                     0                 0                 0                  0
3.13     REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL              151,900           151,900                 0                  0
3.15     NET INCOME FOR THE PERIOD                                    483,012           701,898           165,547            305,193

         CAPITAL STOCK-QUANTITY (THOUSANDS)                         1,030,693         1,030,693         1,030,693          1,030,693
         EARNINGS PER SHARE                                           0,46863           0,68100           0,16062            0,29610
         LOSS PER SHARE                                                     -                 -                 -                  -

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

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


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------
      (Convenience Translation into English of original previously issued in Portuguese)

                        Expressed in thousands of Reais, unless otherwise stated


1   Operations and background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, jointly-controlled and associated company which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade)), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) in forestation and reforestation of eucalyptus trees, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comercio de Importacao and Exportacao, Unipessoal Ltda.) and (vi) pulp production (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A. ("Veracel"). In May, 2003, Aracruz and Stora Enso disclosed their decision to construct the Veracel factory which will have an annual production capacity of 900 thousand tons of pulp, with a total investment of approximately US$ 1.25 billion. The plant began to operate in May, 2005 and is expected to reach its full capacity in the first semester of 2006. The eucalyptus forests implementation plan of Veracel in the State of Bahia continues to expand.

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in Sao Mateus, state of Espirito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31 2002 through 2007. As of June 30, 2005 the outstanding balance is R$ 21,756 (recorded in current and long-term liabilities).

In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$ 839,305 of which was goodwill. The goodwill was based on the market value of Riocell's assets, in the amount of R$ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004 Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A (see Notes 10, 11 and 12). The incorporated plant produces
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


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------
mainly bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unit's forestry operations include 33 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.


2   Financial disclosures and significant accounting principles

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with procedures determined by the Brazilian Securities Commission - CVM, of which the more significant are as follows:

a) Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b) Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

c) The other short and long-term assets are stated at the lower of cost value or at the realization value, including, when applicable, interest earned.

d) Permanent assets are carried at cost restated by government indices through December 31, 1995, combined with the following aspects: (i) investments in affiliated, jointly controlled and associated companies are recorded by the equity method, based on financial statements as of June 30, 2005; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary (Note 12
(i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g) The consolidated quarterly financial statements include the following subsidiaries, jointly-controlled and associated company, all as of the Company's financial reporting date:
--------------------------------------------------------------------------------

                                    Page: 9


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Share holdings in capital (%)
                                                                                                       -----------------------------
Aracruz Celulose S.A.                                                                                                -
Aracruz Trading S.A.                                                                                                100
Aracruz Trading Hungary Ltd.                                                                                        100
Aracruz Celulose (USA),Inc.                                                                                         100
Ara Pulp - Com. de Importacao e Exportacao, Unipessoal  Ltda.                                                       100
Riocell Trade                                                                                                       100
Mucuri Agroflorestal S.A.                                                                                           100
Portocel - Terminal Especializado de Barra do Riacho S.A.                                                           51
Veracel Celulose S.A.                                                                                               50
Aracruz Produtos de Madeira S.A.(*)                                                                                33.33

(*) As of June 30, 2004 Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1) and, as a consequence, the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary, its consolidation was discontinued in November 2004.

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves and retained earnings or accumulated losses against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities,
(iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profit among the Companies in the group.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly-controlled under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionally consolidated by Aracruz, are as follows:


                                                                      6/30/2005                       3/31/2005
                                                                ---------------                ----------------
Cash and cash equivalents                                                16,979                          42,849
Inventories                                                              35,683                          11,539
Fixed assets                                                          1,515,288                       1,431,488
Other assets                                                             98,719                          78,324
                                                                ---------------                 ---------------
                                                                      1,666,669                       1,564,200
                                                                ---------------                 ---------------
                                                                ---------------                 ---------------
------------------------------------------------------------------------------------------------------------------------------------

                                    Page: 10


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Suppliers                                                                57,390                          60,154
Financings                                                              830,419                         773,596
Other liabilities                                                        13,132                          12,121
Net equity                                                              765,728                         718,329
                                                                ---------------                 ---------------
                                                                      1,666,669                       1,564,200
                                                                ---------------                 ---------------
                                                                ---------------                 ---------------
                                                                      6/30/2005                       6/30/2004
                                                                ---------------                 ---------------
Sales revenue, net (*)                                                   15,849                          19,371
Gross profit                                                              7,521                          13,721
Operating profit                                                         (2,010)                          3,965
Net income (loss) for period                                               (649)                        (2,677)

(*) These sales of the jointly-controlled company, consider sales of eucalyptus wood to the parent company, Aracruz Celulose S.A., for use as raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h) In order to improve the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

    The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders' capital.

3   Marketable securities

As of June 30 and March 31, 2005, marketable securities are mainly comprised of Certificates of Deposit denominated in United States dollars and in Reais, placed with non-Brazilian prime financial institutions, through its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.

4   Short-term investments

As of June 30 and March 31, 2005, the Company held units in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with prime financial institutions in Brazil, with final maturities ranging from July 2005 and April 2011. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis.
--------------------------------------------------------------------------------

                                    Page: 11

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
The Company considers these investments as securities held for trading, with changes in the fair value reflected in results of operations.


5        Accounts receivable - clients

                                                              Parent Company                    Consolidated
                                                  --------------------------       -------------------------
                                                  6/30/2005        3/31/2005       6/30/2005       3/31/2005
                                                  ---------        ---------       ---------       ---------

Domestic sales                                       14,687           17,041          14,687          17,041
Foreign sales
   Subsidiaries                                     171,292          207,792
   Exchange advances delivered                      (59,700 )
   Others                                                                 38         438,839         483,534
   Allowance for doubtful accounts                                                    (8,083 )        (9,124 )
                                                  ---------        ---------       ---------       ---------
                                                    126,279          224,871         445,443         491,451
                                                  =========        =========       =========       =========
6        Inventories
                                                              Parent Company                    Consolidated
                                                  --------------------------       -------------------------
                                                  6/30/2005        3/31/2005       6/30/2005       3/31/2005
                                                  ---------        ---------       ---------       ---------

Pulp - finished products
   At the plants                                     32,852           42,572          43,719           42,572
   Outside Brazil                                                                    193,055          158,314
Paper - finished products                             1,551            1,432           1,551            1,432
Raw materials                                        45,112           47,788          49,654           50,123
Maintenance supplies                                 87,974           87,613         107,246           96,382
Provision for obsolescence / market                  (1,194 )         (1,194 )        (1,194 )         (1,194 )
value adjustment
Others                                                  252              250           1,254              685
                                                  ---------        ---------       ---------       ----------
                                                    166,547          178,461         395,285          348,314
                                                  =========        =========       =========       ==========

7        Related parties

The transactions with related parties, such as sales of products, purchases of raw materials and services are carried out at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 6.5% to 8% per annum plus exchange variation.

(a) Subsidiary, jointly-controlled and associated companies


                               Aracruz     Aracruz     Veracel      Mucuri        Portocel-     Aracruz         Total        Total
                               Trading     Trading    Celulose      Agro-          Terminal   Produtos
                               Hungary        S.A.        S.A.      florestal Especializado   de          -----------   ----------
                                   Ltd                              S.A.        de Barra do   Madeira            2005         2005
                                                                                Riacho S.A.         S.A
                            ------------   --------   --------   ------------ -------------  -----------  -----------   ----------
Balance Sheet                                                                                                    June        March
                                                                                                           ----------    ---------
Current assets                 164,734       6,558       1,391                            4         703       173,390      209,244
          --------------------------------------------------------------------------------------------------------

                                    Page: 12


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------



Long-term assets                                                     2,844              370       3,188         6,402        5,114
Current liabilities            324,366                   3,656                          869                   328,891      300,690
Long-term liabilities        1,568,025                                                                      1,568,025    1,750,805

                                                                                                                 2005         2004

2nd quarter Transactions                                                                                         June         June

Sales revenue                  510,751      15,826                                                  996       527,573      639,995
Payments of port services                                                             3,380                     3,380        2,341
Purchase of wood                                         8,548                                                  8,548       48,609
Financial expense             (191,205 )     1,793         (85 )                                             (189,497 )    164,819
(income), net

(b)  Stockholder and affiliated company


                                                                                                                  Consolidated
                                        --------------------------------------------------------------------------------------------
                                                               Stockholder       Affiliated Company
                                        -----------------------------------------------------------                      Total
                                                 BNDES - Banco Nacional de        Cia. de Navegacao      --------------------------
                                        Desenvolvimento Economico e Social                   Norsul         2005         2005
                                        ----------------------------------   -----------------------     ----------   --------------


Balance Sheet                                                                                                June        March
                                                                                                         ----------    -------------
Current liabilities                                                174,454                       54       174,508      164,089
Long-term liabilities                                              977,433                                977,433      958,943

                                                                                                             2005         2004
                                                                                                         ----------    -------------
2nd quarter transactions                                                                                     June         June
                                                                                                         ----------    -------------
Financial expense, net                                               1,708                                  1,708       29,102
Freight expenses                                                                              3,961         3,961        3,722

8        Tax credits and expenses on Income Tax and Social Contribution

  (a)        Tax credits
                                                                         Parent Company                         Consolidated
                                                            ------------------------------------------------------------------------
                                                            6/30/2005         3/31/2005         6/30/2005          3/31/2005
                                                            ------------    -------------    --------------      -------------------
Deferred income tax and social contribution
   Tax losses (iii)                                            35,870                              43,260              7,637
   Negative basis for social contribution on                    8,672                              11,333              2,748
     earnings
   Temporary differences (i)                                  (98,259 )         (96,058 )         (95,753 )          (93,632 )
Income tax recoverable/available for    offset
  Income tax and social contribution on earnings              117,485            48,563           117,500             48,602
-
     prepaid by estimate
  Income tax withheld on securities                             3,541             3,114             8,570              7,824
  Income tax to be withheld on securities                       9,253            14,797             9,294             14,842
Value-added tax on sales and services                         370,588           356,333           382,303            366,080
   - ICMS (ii)
Valuation allowance of ICMS credits                          (364,992 )        (349,482 )        (364,992 )         (349,482 )
Other                                                          14,660            16,234            51,548             56,450
                                                            ------------    -------------    --------------      ------------------
Total                                                          96,818            (6,499 )         163,063             61,069
                                                            ============    =============    ==============      ==================

                                                              Page: 13


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------


Presented as:

Short-term assets                                             144,939            82,708           183,553            123,404

Long-term assets                                                5,596             6,851            20,670             20,912

Long-term liabilities                                         (53,717 )         (96,058 )         (41,160 )          (83,247 )

(i) The income tax and social contribution deferred on temporary differences are stated at net value.

(ii) Since the promulgation of Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the Espirito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided in 2002, to record a provision for losses of 100% of such ICMS credit balances then registered in the accounting books, as well to make similar provisions for any subsequent credits to be earned.

In September 2002, the Company filed a lawsuit against the State of Espirito Santo in order to be guaranteed the right to circulate the accumulated ICMS credits for acquisitions of goods used in the productive process of eucalyptus pulp.

The amount of R$ 5,596 in the Parent Company (R$ 17,311 in the consolidated) not covered by the provision for loss, refers to ICMS credits of the units at Guaiba
(RS) and Veracel (BA), in the consolidated, which management has been able to recover in the normal course of its operations.

(iii) Tax credits relating to the matters described in Notes 18 (e) and (f).


(b) Income tax and social contribution in the statement of operations result from:

                                                                              Parent Company                      Consolidated
                                                                  --------------------------        --------------------------
                                                                  6/30/2005        6/30/2004        6/30/2005        6/30/2004
                                                                  -----------      ---------        ---------        ---------
Income before income tax, social contribution and                   681,624          312,091          682,038          285,369
minority interest
                                                                  ===========      =========        =========        =========
Income tax and social contribution at                               231,752          106,111          231,893           97,025
   enacted tax rate of 34%
Equity in results of subsidiaries/ results of                      (105,071 )       (101,783 )        (96,597 )        (91,565 )
subsidiaries taxable with different enacted tax rates
Depreciation, amortization, depletion and disposals                   1,318            1,476            1,318            1,476
 - Article 2, Law 8.200/91
Contributions and donations                                             328              736              328              736
Others                                                                3,299              358            3,297              310
                                                                  -----------      ---------        ---------        ---------
Income tax and social contribution                                  131,626            6,898          140,239            7,982
                                                                  ===========      =========        =========        =========

                                                              Page: 14


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------


Current                                                             187,247            5,801          204,920           17,385

Deferred                                                            (55,621 )          1,097          (64,681 )         (9,403 )


9        Advances to suppliers - Forestry Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espirito Santo and expanded to other states, such as Bahia, Minas Gerais and Rio Grande do Sul. The Program encourages the planting of commercial forests of eucalyptus, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of June 30, 2005 advances of financial and operational resources amounted to R$ 151,016 (R$ 141,340 as of March 31, 2005), which are recovered against the delivery of wood by the producers.

10       Investments

 (a)     Parent Company

                                 ---------------------------------------------------------
                                                                 PORTOCEL-   ARACRUZ
                                           ARACRUZ            RESTTERMINAL   PRODUTOS
                                ARACRUZ    CELULOSE  MUCURI   ESPECIALIZADO  DE
                                TRADING    (USA)     AGRO-FLO  DE BARRA DO   MADEIRA
                                    S.A.      INC.      S.A.   RIACHO S.A.     S.A. (v)
                                 ---------------------------------------------------------
IN SUBSIDIARIES,
JOINTLY-CONTROLLED AND
AFFILIATED COMPANIES

Share in voting capital - %       100.00    100.00    100.00         51.00        33.33
                                 =========================================================
INFORMATION AS OF JUNE 30, 2005
     Subscribed and paid-in
     capital                         229       470    72,300         1,573      130,940
     Shareholders' equity         11,720    12,684    70,175         1,606       51,923
     Net income (loss) for the
     quarter                       5,967    14,012                   (81)       (1,072)
                                 =========================================================
CHANGES IN INVESTMENT ACCOUNTS
     At beginning of quarter      14,296    26,366    70,175           769       18,252
      Paying in of capital
      Reduction of capital and
      distribution
        of dividends at
        subsidiary (iii)         (7,993)
      Equity pick-up (iv)          5,417   (13,682)                     50        (944)
                                 ---------------------------------------------------------
                                  11,720    12,684    70,175           819       17,308
GOODWILL ON ACQUISITION OF
INVESTMENT
AMORTIZATION/ALLOCATION THROUGH




                                                                            2005      2004
                                 ---------------------------------------------------------
                                 VERACEL             ARACRUZ
                                 CELULOSE   RIOCELL  TRADING
                                 S.A.       TRADE    HUNGARY
                                     (i)     (ii)      LTD    ARA-PULP     TOTAL     TOTAL
                                 ---------------------------------------------------------
IN SUBSIDIARIES,
JOINTLY-CONTROLLED AND
AFFILIATED COMPANIES

Share in voting capital - %        50.00    100.00    100.00   100.00
                                 ====================================
INFORMATION AS OF JUNE 30, 2005
     Subscribed and paid-in
capital                          1,580,365      52        47       28
     Shareholders' equity        1,531,456   2,227   748,304  (2,582)
     Net income (loss) for the
     quarter                     (1,346)      (59)   139,229  (1,855)
                                 ====================================
CHANGES IN INVESTMENT ACCOUNTS
     At beginning of quarter     718,328     2,435   570,422    8,032  1,429,075  1,277,846
      Paying in of capital        47,810                                47,810       92,337
      Reduction of capital and
      distribution
        of dividends at
        subsidiary (iii)                                      (4,962)  (12,955)   (475,067)
      Equity pick-up (iv)          (411)     (208)   177,882  (5,652)  162,452      233,270
                                 ----------------------------------------------------------
                                 765,727     2,227   748,304  (2,582)  1,626,382  1,128,386
GOODWILL ON ACQUISITION OF
INVESTMENT                        50,305                                50,305      50,305
AMORTIZATION/ALLOCATION THROUGH  (36,493)                              (36,493)    (31,033)


                                    Page: 15


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

      INCORPORATION OF
      GOODWILL (ii)
                                  =======================================================
                                  11,720    12,684    70,175           819       17,308
OTHER INVESTMENTS
TOTAL




      INCORPORATION OF
      GOODWILL (ii)
                                 ==========================================================
                                 779,539     2,227   748,304  (2,582)  1,640,194  1,147,658

OTHER INVESTMENTS                                                          2,800        394
                                                                       --------------------

TOTAL                                                                  1,642,994  1,148,052
                                                                       ====================


(b)      Consolidated

The balance of shares in affiliated and jointly-controlled companies in the consolidated financial statements, in the amount of R$ 21,378, represents Aracruz's share in the affiliated company Aracruz Produtos de Madeira S.A. and the portion of the goodwill of Veracel Celulose S.A. relating to estimated future profitability. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (Veracel proportional consolidation).

(i) Under the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during the second quarter of 2005, capital increases were made in the amount of R$ 47,810, in order to fund the construction of the pulp production plant, as described in Note 1.

The goodwill arising on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, of which the amount of R$ 36,493 was amortized until June 30, 2005.

Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

(ii) After the process of incorporation of Riocell S.A. (Note 1), Riocell Trade (society of limited responsibility) became a direct investment of Aracruz Celulose S.A. accounted for under the equity method. The goodwill arising on the acquisition of Riocell S.A. was allocated principally to fixed assets, while the unallocated parcel was transferred to deferred assets. Based on an appraisal report issued by independent appraisal experts, Management recalculated the amortization of the parcel of the goodwill paid on the acquisition of Riocell not allocated to fixed assets (recorded as deferred assets). As from January 1, 2005, the Company is using a 5 year period of recovery instead of the 10 years used until December 31, 2004. The effect of this change in the amortization period of the goodwill in the first half of 2005, in the amount of R$ 28,144 refers to the additional amortization expenses allocated to results.

(iii) During the second quarter of 2005, the subsidiaries Aracruz Trading S.A. and Ara Pulp Ltda. distributed dividends in the amount of R$ 7,993 and R$ 4,962, respectively, with the approval of stockholders.

(iv) Investments outside Brazil are translated at the current exchange rates and resulting exchange variances are recorded in "Equity Results of Subsidiaries".

(v) As described in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de

                                    Page: 16


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

         Madeira S.A. for the cash price of R$ 49.6 million. The non-operational gain on this transaction was booked to the 2004 statements of income in the amount of R$ 12.2 million.


11       Fixed assets

                                                                                                          2005             2005
                                                                  --------------------------------------------       -----------
                                                                                                          June            March
                                                                  --------------------------------------------       -----------
                                                      Annual           Cost       Accumulated              Net              Net
                                                depreciation                     depreciation
                                                    rate - %                       /depletion
                                               -------------      ---------      ------------        ---------        ----------
Parent Company
Land                                                                590,820                            590,820          589,855
Industrial and forestry equipment                    4 to 25      4,136,892         1,805,938        2,330,954        2,390,549
Forests                                                  (*)        746,406            36,914          709,492          694,319
Buildings and improvements                          4 and 10        931,599           471,117          460,482          467,357
Data processing equipment                                 20         83,839            64,377           19,462           21,334
Administrative and other facilities             4, 10 and 20        164,996            65,403           99,593          103,278
Advances for projects in process                                     35,039                             35,039           24,335
Construction in progress                                             77,200                             77,200           64,104
                                                                  ---------      ------------        ---------        ----------
Total Parent Company                                              6,766,791         2,443,749        4,323,042        4,355,131

Subsidiaries and investment in jointly-controlled and affiliated companies

Land                                                                149,822                            149,822          143,245
Industrial and forestry equipment                    4 to 20        733,495            10,946          722,549           20,187
Forests                                                  (*)        140,805            30,232          110,573          109,007
Buildings and improvements                          4 and 10        171,543             5,561          165,982           38,050
Data processing equipment                                 20          3,239             1,136            2,103            2,101
Administrative and other facilities             4, 10 and 20         10,309             2,744            7,565            5,769
Advances for projects in process                                     98,463                             98,463          104,967
Construction in progress                                            273,214                            273,214        1,020,245
                                                                  ---------      ------------        ---------        ----------
Total Consolidated                                                8,347,681         2,494,368        5,853,313        5,798,702
                                                                  =========      ============        =========        ==========

(*) Depleted accordingly to the criteria described in Note 2 (d)

Depletion and depreciation expenses in the second quarter of 2005 and 2004 were allocated as follows:
                                                                                                  2nd Qt. 2005     2nd Qt. 2004
                                                                                                  ------------     -------------
Production and forestry costs                                                                           95,747           92,232
Operating expenses                                                                                       1,334            1,358
                                                                                                  ------------     -------------
Parent Company                                                                                          97,081           93,590

Production and forestry costs                                                                            8,062            3,638
Operating expenses                                                                                         130              172
                                                                                                  ------------     -------------
Consolidated                                                                                           105,273           97,400
                                                                                                  ============     =============


                                    Page: 17


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

12       Deferred charges

                                                                           Amortization                2005               2005
                                                                                (years)
Parent Company                                                                                         June              March

Pre-operating expenses                                                               10              25,885             64,555
Administrative expenses and product development                                 3 to 10                 133             11,244
Improvements to forestry properties                                                  10                                  1,330
Riocell Goodwill - Incorporation (ii)                                           5 to 10             562,883            562,883
                                                                                                  ------------     -------------
                                                                                                    588,901            640,012
                                                                                                  ------------     -------------
Accumulated amortization                                                                           (131,041 )         (139,291 )
                                                                                                  ------------     -------------
                                                                                                    457,860            500,721
Total Parent Company                                                                              ------------     -------------

Subsidiaries, jointly-controlled and affiliated companies

Forests (i)                                                                                          94,465             94,116
Others                                                                                                  107                107
                                                                                                  ------------     -------------
                                                                                                     94,572             94,223
Accumulated amortization                                                                            (25,395 )          (23,412 )
                                                                                                  ------------     -------------
                                                                                                     69,177             70,811
                                                                                                  ------------     -------------
                                                                                                    527,037            571,532
Total Consolidated                                                                                ============     =============

        Amortization expenses in the second quarter of 2005 and 2004 were allocated as follows:

                                                                                               2nd Qt. 2005       2nd Qt. 2004
                                                                                               ------------       -------------
Production and forestry costs                                                                           645                645
Operating expenses                                                                                   42,216             14,104
                                                                                               ------------       -------------

Parent Company                                                                                       42,861             14,749

Production and forestry costs                                                                         1,982              2,051
                                                                                               ------------       -------------

Consolidated                                                                                         44,843             16,800
                                                                                               ============       =============

(i) Amortization of the forestry deferred costs is proportional to the exhaustion of the planted areas of eucalyptus.

(ii) As described in Note 10 (b (ii)), the Company changed the amortization period of goodwill in 2005 to 5 years, instead of the 10 year period used until December 31, 2004.


13       Loans and financings

                                                                                       Parent Company                  Consolidated
                                                                              -----------------------       -----------------------
                                                                  Annual      6/30/2005     3/31/2005       6/30/2005     3/31/2005
                                                            interest - %
                                                            ------------      ---------     ---------       ---------     ---------
Local currency
  Loans indexed to Long-Term Interest Rate (TJLP)           7.8 to 12.79        461,229       486,300         905,786       869,698

                                    Page: 18


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------


  Loans indexed to "basket of currencies"                  9.51 to 10.44         80,023        96,891         246,101       252,940
  Loans indexed to other currencies                                 8.75          1,505                         5,690         4,126

Foreign currency (U.S. Dollars)
  Loans linked to securitization of export receivables      5.98 to 7.05                                    1,792,256     2,066,578
  International Finance Corporation (IFC)                   5.44 to 6.37        117,832       135,192         117,832       135,192
  Advances on export contracts / prepayment                 3.30 to 5.69        810,456       849,129         870,156       849,129
  Import financing                                          2.89 to 7.08         18,728        28,188          18,728        28,188
  Other loans / financings                                  2.52 to 4.76                                      215,600       230,023
                                                                              ----------    ----------      ----------    ----------
  Total loans and financings                                                  1,489,773     1,595,700       4,172,149     4,435,874
                                                                              ----------    ----------      ----------    ----------
Current portion (including accrued interest)                                   (349,747 )    (311,609 )      (717,570 )   (587,095 )
                                                                              ----------    ----------      ----------    ----------
Long-term maturities

2006                                                                            134,993       184,351         323,896       488,495
2007                                                                            469,723       516,182         921,505     1,006,440
2008                                                                            303,996       329,026         757,229       820,564
2009 to 2015                                                                    231,314       254,532       1,451,948     1,533,280
                                                                              ----------    ----------      ----------    ----------
                                                                              1,140,026     1,284,091       3,454,579     3,848,779
                                                                              ==========    ==========      ==========    ==========

(a) Loans from BNDES (Stockholder)

As of June 30, 2005, Aracruz Celulose S.A. (Parent Company) had outstanding loans in the amount of R$ 541,252 (R$ 583,191 as of March 31, 2005), mainly with its stockholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 9.91%, to be amortized in the period from 2005 to 2009.

Regarding the jointly-controlled subsidiary Veracel Celulose S.A., financing underway with BNDES as of June 30, 2005 amounted to R$ 610,635 (March 31, 2005 - R$ 539,447), subject to interest rates varying between 8.21% and 12.79%, to be amortized from June 2006 to February 2014. The above amounts refer to the 50% share held by Aracruz Celulose in Veracel.

The BNDES loans have mortgages, in various degrees, on the Espirito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.

(b) International Finance Corporation (IFC)

As of June 30, 2005, the Company had a US$ 50 million loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest of 6.37% p.a., to be amortized between 2007 and 2014.

(c) Operation for Securitization of Export Receivables

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) under which such entity received and advanced to the Company US$ 250

                                    Page: 19


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitizes the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (parent company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

The table below summarizes the terms and conditions of the three tranches under the securitization programs:


                                                                                             Outstandingbalance
                          Original credit            Annual                            ------------------------
Issue                      US$ thousands        Interest rate     Final due date       6/30/2005     3/31/2005
------------------------- ------------------    ----------------  --------------       ----------    ----------
February 2002                        250,000               5.984  February 2009           431,251       525,067
August 2003                          400,000               7.048  September 2011          940,160     1.072,535
May 2004                             175,000               6.361  May 2012                411,320       468,976
                          ------------------                                           ----------    ----------
                                     825,000                                            1,782,731     2,066,578
                          ------------------                                           ----------    ----------

14        Financial instruments

(a)       Risk management

Aracruz Celulose S.A. and its subsidiaries/ jointly controlled company operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities denominated in U.S. dollar does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange and interest risks.

(b)      Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

                                                              Page: 20


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

The estimated market values of the Company's financial instruments as of June 30, 2005 can be summarized as follows:

                                                             Parent Company                     Consolidated
                                                  -------------------------        -------------------------
                                                       Book          Market             Book          Market
                                                  ---------       ---------        ---------      -----------
    Assets
Cash and cash equivalents                               921             921           58,156          58,156
Marketable securities                                 1,508           1,508          128,708         128,708
Short- and long-term investments                  1,215,335       1,215,335        1,215,335       1,215,335
    Liabilities
Short- and long-term financing                    1,489,773       1,489,773        4,172,149       4,257,471
    (interest included)


Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

(c)       Financial derivatives

The position of financial derivatives as of June 30, 2005 is represented by forward Euro operations with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda,), in the net amount of R$ 68.9 million ((euro) 24.2 million or US$ 29.3 million), with maturities in August 2005.


15       Stockholders' equity

(a) Capital and reserve

As of June 30 and March 31, 2005, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand register shares, without no par value, comprising 455,391 thousand common shares, 38,022 thousand (2004 - 38,022 thousand) Class A preferred shares and 539,141 thousand (2004 - 539,141 thousand) Class B preferred shares. The Class A stock may be converted into Class B stock at any time.

The market values of the ordinary and preferential class A and B shares, based on the last quotation prior to the date of the closing of the quarterly financial information as of June 30, 2005 were R$ 7.20, R$ 8.30 and R$ 8.10 per share, respectively.

In accordance with the Company's By-laws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preferred shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preferred shares are entitled to a dividend equivalent to that paid to the common shares, but without priority. However, in

                                    Page: 21


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

order to comply with Law No. 9457 of May 5, 1997, management decided to pay Class B preferred shares a dividend that is 10% higher than that paid to the common shares, as from the year 1997.

(b)      Dividends and interest on stockholders' equity

The Company's By-laws assures to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined in corporate legislation.

As permitted by Law number 9.249, of December 26, 1995, the Company opted, during the second quarter of 2005, to pay interest on shareholders equity to the shareholders. This is calculated on the reported shareholders equity and is limited to the daily variation of Long-Term Interest Rate - TJLP, and amounted to R$ 151,900 (including withholding income tax in the amount of R$ 24,054).

Based on the Company's capacity for operational generation of cash, management proposed to the General Assembly of Shareholders held April 29, 2005, payment of dividends in the amount of R$ 150,000 thousand (in addition to the interest on shareholders equity), equivalent to R$ 151.62 per lot of one thousand Class A and B preferred shares and R$ 137.83 per lot of one thousand common shares. Management also confirmed its decision to continue making payments by way of interest on stockholders' equity, according to the same criteria adopted in the year 2004.

(c)      Treasury Stocks

In a meeting held June 3, 2005, the Council of Administration of Aracruz Celulose S.A., in accordance with the item XIV of Article 16 of the Company's By-laws and with items 1 and 8 of CVM Instruction number 10, of February 14, 1980, authorized the Management to purchase treasury stock issued by the Company to the limit of 15,000,000 preferred shares class A and class B. The Company intends to cancel treasury stock subsequently, without reduction of the capital stock subscribed.

As of June 30, 2005, the Company held 483 thousand ordinary shares and 1,378 thousand Class B preferred shares in treasury stock, for which the market value was R$ 7.20 and R$ 8.10, respectively, per lot of one thousand shares.

16        Employee post-retirement benefit plans

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a non-for profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment made under CPC resolution number 06/88, is totally covered by the assets of the Defined Contribution Plan.

17        Insurance coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing

                                    Page: 22


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

lant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of June 30 and March 31, 2005, the Company's assets were insured against losses for a total amount of approximately R$ 1,500,000, corresponding to the maximum limit of compensation per event.

18        Contingencies

The Company's accounting records and operations are subject to assessment by the tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The juridical situation of Aracruz Celulose S.A. and its subsidiaries, jointly-controlled and associated companies includes labor, civil and tax suits. Based on the representation of external legal attorneys, Management understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of June 30, 2005.

(a)       Labor claims

The most significant labor claims are in respect of inflation indexes and economical plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed against the decision.

As of June 30, 2005, the Parent Company maintained provisions in the approximate amounts of R$ 34,100, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 14,758 (consolidated R$ 35,600 of provisions for contingencies and R$ 18,661 of legal deposits). Additionally, the Company is answering to labor actions, in the amount of R$ 16,000, which the legal attorney's opinion of loss is considered possible.

(b)      National Institute for Social Security - INSS

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took the view that symbolic rentals were charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of tax on the salaries in kind. The Company filed a defense requesting the cancellation of such assessments, which amount to approximately R$ 16,000.

As of June 30, 2005, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for any unfavorable decisions.

                                    Page: 23


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

(c)       PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed an injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law number 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments of R$ 56,241 - created by Law number 10.684/2003, and maintained only the claims regarding exchange differences. The remaining amount, related to the period of February 1999 to September 2003, amounts to approximately R$ 142,073, already adjusted to current price levels based on Brazil's best rate (SELIC), which is appropriately reflected in the financial statements under provision for contingencies - long-term liabilities.

(d) Social Contribution on Net Income - Non-incidence on export revenues

In September 2002, the Company obtained a Court order that give it the right not to pay Social Contribution on profits generated by export sales from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by Brazil's best rate (SELIC), in the amount of R$ 167,203, for which it maintains a provision booked under long-term liabilities.

(e) Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by R$ 3.6 million, resulting in a final provision of R$ 38 million.

The Company is taking action in court in relation to this matter; however, the requirement to pay the tax has not yet been suspended. Based on the opinion of its legal advisors, the Company is considering the possibility of paying the amounts in discussion and maintaining the judicial action.

(f) Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment notice relating to 2000 year regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

The Company has obtained a judicial decision suspending the limitation on the use of tax losses to settle tax payables. In order to reflect the impact of a possible loss, the Company recognized a provision for the Selic interest in the amount of R$ 15 million.

In relation to the part of the notice of tax assessment that refers to the tax losses generated during BEFIEX's benefit time, the legal advisors of the Company believe that there is a good possibility of success. However, the Company has made a provision of the amounts related to the fine and interest, of R$ 31 million.

                                    Page: 24


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

(g)       Other

The Company maintains based on its legal attorney's opinion, a provision for fiscal contingencies in the total approximate amount of R$ 38,016. For those contingencies, the Company also maintains judicial deposits of approximately R$ 15,000.

19        Fiscal incentives - ADENE

Being Aracruz located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree number 4.213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, the Company claimed and granted the right by the Federal Revenue Service in December, 2002 of the right to use the benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Subsequently, through Decree number 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 - Decree number 149/05. Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge of ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE's decision. Through notification number 150/05 of February 18, 2005, ADENE denied this latest legal recourse made by the Company's management.

On February 28, 2005, in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect of the tax benefit incentive calculated by the Company during the related period.

In March, 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60-day postponement of such tax inquiry requirements.

Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to "Capital reserve" account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005, the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.


20 Reconciliation of Shareholders' Equity and Results of Operations - Parent Company and Consolidated

                                    Page: 25


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   2005             2005
                                                                                              ------------    ------------
Stockholders' Equity                                                                               June            March
                                                                                              ------------    ------------
Stockholders' Equity - Parent Company                                                         4,040,826        3,709,714

Unrealized profit                                                                              (121,576 )       (125,765 )
Unrealized shipping expenses                                                                     22,320           21,389
Provision for devaluation of inventories at affiliated companies                                  9,900
Income tax and social contribution on unrealized profit                                          30,381           35,488
                                                                                              ------------    ------------
Stockholders' Equity - Consolidated                                                           3,981,851        3,640,826
                                                                                              ------------    ------------
Results of Operations for the 2nd Quarter                                                          2005             2004
                                                                                              ------------    ------------
                                                                                                   June             June
                                                                                              ------------    ------------
Net income for the 2nd quarter - Parent Company                                                 483,012          165,547

Unrealized shipping expenses                                                                        931            6,851
Unrealized profit                                                                                 4,189          (62,567 )
Provision for devaluation of inventories at affiliated companies                                  9,900
Income tax and social contribution on unrealized profits                                         (5,107 )         18,943
                                                                                              ------------    ------------
Net Income for the 2nd quarter - Consolidated                                                   492,925          128,774
                                                                                              ============    ============

21        Commitments

(a)      Supply of chemical products

Long-term contracts have been entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. (presently Nexen Brasil Quimica Ltda.) in December 1999 and May 2002, for supply of chemical products to Aracruz Celulose S.A. These contracts include clauses for their suspension and cancellation in line with market practices (e.g. Force Majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing and take-or-pay terms, in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

(b)      Wood supply

The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, which were received by June 2005 and for which a provision in the amount of R$ 18,018 was set up, based on the current costs of forest cultivation. The agreement establishes that the equivalent volume must be returned in similar operating conditions between 2006 and 2008.

(c)      Indian Communities - Terms of settlement

                                    Page: 26


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

The Company was involved in an administrative claim concerning the enlargement of Indian reserves on Company's land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in accordance with paragraph 6 of Article 5 of Law number 7.347/85, in which the Indian communities recognized as legitimate the Ministry of Justice Rulings numbers 193, 194 and 195, all of March 6, 1998, which established the expansion of their reserves by 2,571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), restated monthly based on the variation of the higher of the IGP-M or IPC indexes, or their substitutes. The total of this financial assistance should be paid over a period of 20 years, conditioned to the accomplishment of certain obligations by the Indian Communities.

Should the Indian Communities default on their obligations, after being duly notified by the Ministry of Land Policy and Agricultural Development, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, as of June 30, 2005, the accumulated amount that the Company has donated to the Associations of the Indian Communities was R$ 9.597.


(d)       Guarantees

As of June 30, 2005, the Company had provided the following guarantees to other subsidiaries and jointly-controlled subsidiary, as follows:


          Aracruz Trading Hungary Ltd.                            1,892,391
          Veracel Celulose S.A.                                     830,419
                                                      ----------------------
          Total                                                   2,722,810
                                                      ======================


SUPPLEMENTARY INFORMATION

1        Statement of Cash Flows

                                                                          Parent Company                  Consolidated
                                                                ------------------------        ----------------------
                                                                             2nd Quarter                   2nd Quarter
                                                                ------------------------        ----------------------
                                                                    2005            2004            2005          2004
                                                                ---------    -----------        ----------    --------
Operating activities

Net income for the period                                        483,012         165,547         492,925       128,774
  Adjustments to reconcile net income with cash
   flow provided by operating activities
      Depreciation, amortization and depletion                   139,748         108,250         149,922       114,200
      Equity in results of subsidiaries                         (162,452 )      (233,270 )           945
      Deferred income tax and social contribution                (42,341 )         3,209         (36,980 )     (17,042 )
      Monetary and exchange variations                          (355,585 )       206,650        (325,872 )     181,275
      Fiscal incentives - ADENE                                                   (3,397 )                      (3,397 )
      Provision for contingencies, net                           142,234           8,689         142,471         8,689
      Provision for losses in tax credits                         15,510          18,887          15,510        18,887
      Realization of goodwill                                      1,279           1,625           1,279         1,626
      Residual value of fixed assets disposed off                    625            (186 )           614          (173 )

                                    Page: 27


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
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

Decrease (increase) in assets
      Debt securities                                            (69,681 )       (14,677 )       (69,681 )     (14,677 )
      Accounts receivable                                         60,266        (237,020 )       (31,583 )      16,619
      Inventories                                                 11,914          (5,993 )       (46,971 )     (20,318 )
      Recoverable taxes                                          (76,486 )       (40,625 )       (80,624 )     (44,220 )
      Others                                                      (3,652 )         2,627          (4,692 )      (4,369 )

Increase (decrease) in liabilities
      Suppliers                                                  (27,778 )       (39,208 )       (29,188 )     (37,867 )
      Loans from related parties (interest included)              87,674         288,211                        (1,644 )
      Interest on loans and financings                            (3,515 )        (2,811 )         9,007         1,071
      Income tax and social contribution                          34,222         (11,058 )        22,852           868
      Provisions for litigation and contingency                     (756 )        (7,776 )          (756 )      (8,275 )
      Others                                                      22,617          12,516          25,282        12,357

Cash provided by operating activities                            256,855         220,190         234,460       332,384



                                                                          Parent Company                  Consolidated
                                                                ------------------------        ----------------------
                                                                             2nd Quarter                   2nd Quarter
                                                                ------------------------        ----------------------
                                                                    2005            2004            2005          2004
                                                                ---------    -----------        ----------    --------
Investing activities

  Short and long-term investments                                 15,050         (92,850 )        15,050       (92,850 )
  Permanent assets:
     Investments                                                 (47,810 )       (92,338 )
     Capital reduction                                                           475,067
     Fixed assets                                                (65,556 )       (65,457 )      (160,752 )    (307,548 )
     Deferred                                                                                       (349 )      (2,181 )
     Dividends received                                           12,955
     Sales of fixed assets                                           134           1,431             314         1,431
                                                                ----------   -------------      ----------    ----------
Cash used in (provided by) investing activities                  (85,227 )       225,853        (145,737 )    (401,148 )
                                                                ----------   -------------      ----------    ----------
Financing activities
     Loans and financings
        Additions                                                445,539         117,466         539,247       792,725
        Repayments                                              (419,249 )      (206,891 )      (425,635 )    (371,890 )
     Dividends/interest stockholders' equity                    (276,313 )      (359,651 )      (276,313 )    (359,651 )
                                                                ----------   -------------      ----------    ----------
Cash provided by (used in) financing activities                 (250,023 )      (449,076 )      (162,701 )      61,184
                                                                ----------   -------------      ----------    ----------
Effects of exchange variation on cash and                                                         (9,011 )      30,623
    cash equivalents
                                                                ----------   -------------      ----------    ----------
Net increase (decrease) in cash and cash                         (78,395 )        (3,032 )       (82,989 )     (23,043 )
    equivalents
                                                                ----------   -------------      ----------    ----------
Cash and cash equivalents, beginning of   the period              80,824           3,915         269,853       206,106
                                                                ----------   -------------      ----------    ----------
Cash and cash equivalents, end of    period                        2,429             883         186,864       229,149
                                                                ==========   =============      ==========    ==========

                                    Page: 28


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

2        Statement of Value Added

                                                                          Parent Company                  Consolidated
                                                                ------------------------        ----------------------
                                                                             2nd Quarter                   2nd Quarter
                                                                ------------------------        ----------------------
                                                                    2005            2004            2005          2004
                                                                ---------    -----------        ----------    --------
Income                                                           569,118       690,534             816,612      892,774

Inputs acquired from third parties                              (325,730 )    (335,453 )          (332,136 )   (364,007 )
                                                                ---------    -----------        ----------    --------
Gross value added                                                243,388       355,081             484,476      528,767

Retentions
   Depreciation, amortization and depletion                     (139,748 )    (108,250 )          (149,922 )   (114,200 )
                                                                ---------    -----------        ----------    --------
Net value added generated                                        103,640       246,831             334,554      414,567
                                                                ---------    -----------        ----------    --------
Transfers received
     Financial income - including monetary                        87,054        40,538              42,595       89,509
         and exchange variations
     Equity in results of subsidiaries                           162,452       233,270                (945 )
                                                                ---------    -----------        ----------    --------
                                                                 249,506       273,808              41,650       89,509
                                                                ---------    -----------        ----------    --------
Amount of value added available for                              353,146       520,639             376,204      504,076
   distribution
                                                                =========    ===========        ==========    ========
Distribution of value added

Government and community
    Taxes and contributions                                       98,030         1,312             109,239       (6,125 )
    Support, sponsorship and donations                             2,688         2,079               3,059        2,111
                                                                ---------    -----------        ----------    --------
                                                                 100,718         3,391             112,298       (4,014 )

Employees                                                         45,351        43,634              59,642       47,928

Interest on third party capital
    Financial expenses                                          (275,935 )     308,067            (288,661 )    331,388


Income withheld                                                  483,012       165,547             492,925      128,774
                                                                ---------    -----------        ----------    --------
Total distributed and withheld                                   353,146       520,639             376,204      504,076
                                                                =========    ===========        ==========    ========
                                                     * * * * *

                                    Page: 29


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

(Convenience Translation into English of original previously issued in Portuguese)

The Company presents consolidated net income of R$ 492,925 for the second quarter of 2005, compared with consolidated net income of R$ 128,774 in the same quarter of 2004. The difference in the results reflects mainly the effects of the revaluation of the Real on assets and liabilities held in United States dollars, compared to the effects of a devaluation of the Real in the same period of the previous year, partially compensated by the increase in the sales volume and by the increase in the Income Tax and Social Contribution charge on Net Income.


1.      OPERATING ACTIVITIES

Commercial Performance

Pulp sales in the second quarter of 2005 reached 660 thousand tons (consolidated
- 608 thousand tons), reflecting an increase of 10% in relation to the same quarter of the previous year, being 98% destined for foreign markets. The net average price in the second quarter of 2005 was US$ 343/t (consolidated - US$ 516/t), reflecting an increase of 3% (consolidated - increase of 11%) in relation to the price of US$ 355/t (consolidated - US$ 484/t) in the same quarter of 2004.

Operational Performance

In the second quarter, the Company's pulp production reached 649 thousand tons, 3% higher than the same quarter of 2004. The unit cost of production in the quarter ended June 30, 2005 was 4% lower than the same period of the previous year, caused mainly by the decrease in the wood costs supplied by third parties and the greater production volume.



  Parent Company

  COST ANALYSIS

  R$ / TON                                  2nd Quarter 2005    2nd Quarter 2004
                                            ----------------    ----------------

  Cost of Sales (*)                               640                  682
  Selling Expenses                                 23                  20
  Administrative Expenses                          24                  39
  Other Operating Expenses (Revenues) (**)         99                  51


  Total                                           786                 792

  Production Cost (R$/t)                          557                 582

  Tons Sold                                     659,558             602,328

  Tons Produced                                 648,522             631,327


(*) Contemplates inventory average cost, plus insurance and freight costs of R$ 61 /ton (2004 - R$ 101/ton)
(**) Does not include Monetary / Exchange Variation and Financial Income / Expenses / Equity

                                    Page: 30


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

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04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

2.      FINANCIAL LIABILITY EVOLUTION


    Parent Company
--------------------------------------------------------------------------------
    In thousands of Reais

    Gross Debt                          2nd Quarter 2005        1st Quarter 2005
                                        ----------------        ----------------
    Local currency                            462,734                  486,300

    Foreign currency                        1,027,039                1,109,400

    Cash and cash equivalents (*)           1,217,764                1,241,528
                                        ----------------         ---------------
    Net Debt                                  272,009                  354,172
                                        ================         ===============




    Consolidated
--------------------------------------------------------------------------------
    In thousands of Reais

    Gross Debt                         2nd Quarter 2005         1st Quarter 2005

    Local currency                            911,476                  873,824

    Foreign currency                        3,260,673                3,562,050

    Cash and cash equivalents (*)           1,402,199                1,430,557
                                        ----------------         ---------------
    Net Debt                                2,769,950                3,005,317
                                        ================         ===============

(*) Includes Marketable Securities.


3.      OPERATING INVESTMENTS

Investments in the second quarter of 2005 amounted to R$ 65.6 million (consolidated - R$ 161.1 million), compared with R$ 65.5 million (consolidated - R$ 309.7 million) in the same quarter of the previous year. The investments were mainly allocated to the industrial area (R$ 23.3 million), Veracel project (R$
94.0 million), land purchases (R$ 36.6 million), forestry projects (R$ 3.2 million) and other investments (R$ 4.0 million), in consolidated figures.

                                    * * * * *

                                    Page: 31


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                                   3 - DATE - 06/30/2005   4 - DATE - 03/31/2005
1           TOTAL ASSETS                                                                    9,189,015              9,127,727
1.1         CURRENT ASSETS                                                                  2,509,427              2,471,650
1.1.1       CASH AND CASH EQUIVALENTS                                                          58,156                135,400
1.1.2       CREDITS                                                                           695,733                680,350
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                         445,443                491,451
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                         27,007                 26,954
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD                                         0                    130
1.1.2.4     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                         8,246                  7,310
1.1.2.5     EMPLOYEES                                                                           6,942                  4,877
1.1.2.6     SUPPLIERS                                                                          16,254                 13,476
1.1.2.7     TAXES                                                                             183,553                123,404
1.1.2.8     OTHERS                                                                              8,288                 12,748
1.1.3       INVENTORIES                                                                       395,285                348,314
1.1.3.1     SUPPLIES                                                                          106,822                 95,958
1.1.3.2     RAW MATERIALS                                                                      48,884                 49,353
1.1.3.3     FINISHED GOODS                                                                    238,325                202,319
1.1.3.4     PRODUCTS IN PROCESS                                                                     0                      0
1.1.3.5     OTHERS                                                                              1,254                    684
1.1.4       OTHERS                                                                          1,360,253              1,307,586
1.1.4.1     DEBT SECURITIES                                                                 1,211,085              1,156,454
1.1.4.2.    FINANCIAL APPLICATION                                                             128,708                134,453
1.1.4.3     PREPAID EXPENSES                                                                   20,450                 16,669
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                                         0                      0
1.1.4.5     RETENTIONS ON FINANCING CONTRACTS                                                       0                      0
1.1.4.6     OTHERS                                                                                 10                     10

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                                          3 - DATE - 06/30/2005   4 - DATE - 03/31/2005
1.2          LONG-TERM ASSETS                                                         275,040                 259,421
1.2.1        CREDITS                                                                  207,201                 191,229
1.2.1.1      SUPPLIERS                                                                162,926                 152,298
1.2.1.2      TAXES                                                                     20,670                  20,912
1.2.1.3      OTHERS                                                                    23,605                  18,019
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                                      3,188                   3,112
1.2.2.1      FROM AFFILIATES                                                                0                       0
1.2.2.2      FROM SUBSIDIARIES                                                          3,188                   3,112
1.2.2.3      OTHER COMPANIES                                                                0                       0

                                                              Page: 32


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------


1.2.3        OTHERS                                                                    64,651                  65,080
1.2.3.1      DEBT SECURITIES                                                            4,250                   4,250
1.2.3.2      ESCROW DEPOSITS                                                           50,215                  48,937
1.2.3.3      RETENTIONS ON FINANCING CONTRACTS                                              0                       0
1.2.3.4      OTHERS                                                                    10,186                  11,893
1.3          FIXED ASSETS                                                           6,404,548               6,396,656
1.3.1        INVESTMENTS                                                               24,198                  26,422
1.3.1.1      IN AFFILIATES                                                             17,308                  18,252
1.3.1.2      IN SUBSIDIARIES                                                            4,070                   5,350
1.3.1.3      OTHER COMPANIES                                                            2,820                   2,820
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                          5,853,313               5,798,702
1.3.2.1      LAND                                                                     740,642                 733,100
1.3.2.2      BUILDINGS                                                                626,464                 505,407
1.3.2.3      MACHINERY AND EQUIPMENT                                                3,053,503               2,410,736
1.3.2.4      FORESTS                                                                  820,065                 803,326
1.3.2.5      CONSTRUCTION IN PROGRESS                                                 483,916               1,213,651
1.3.2.6      OTHERS                                                                   128,723                 132,482
1.3.3        DEFERRED ASSETS                                                          527,037                 571,532
1.3.3.1      INDUSTRIAL                                                                 7,553                   8,198
1.3.3.2      FORESTS                                                                        0                       0
1.3.3.3      ADMINISTRATIVE                                                                 0                       0
1.3.3.4      GOODWILL ARISING ON ACQUISITION OF ENTITIES                              450,307                 492,523
1.3.3.5      OTHERS                                                                    69,177                  70,811

                                                              Page: 33


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2005   4 - DATE - 03/31/2005
2               TOTAL LIABILITIES                                                 9,189,015              9,127,727
2.1             CURRENT LIABILITIES                                               1,114,799              1,090,561
2.1.1           LOANS AND FINANCING                                                 717,570                587,095
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           163,116                190,344
2.1.4           TAXES                                                               133,220                114,392
2.1.5           DIVIDENDS PAYABLE                                                    27,694                  2,107
2.1.6           PROVISIONS                                                           35,141                 26,777
2.1.6.1         VACATION AND 13th  SALARY                                            24,583                 19,789
2.1.6.2         PROFIT SHARING                                                       10,558                  6,988
2.1.7           LOANS FROM RELATED PARTIES                                                0                      0
2.1.8           OTHERS                                                               38,058                169,846
2.1.8.1         PROPOSED DIVIDENDS                                                        0                150,000
2.1.8.2         OTHERS                                                               38,058                 19,846
2.2             LONG-TERM LIABILITIES                                             4,091,578              4,395,601
2.2.1           LOANS AND FINANCING                                               3,454,579              3,848,779
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISIONS                                                          553,484                453,856
2.2.3.1         LABOR CONTINGENCIES                                                  35,580                 34,063
2.2.3.2         TAX CONTINGENCIES                                                   476,744                336,546
2.2.3.3         INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY                      41,160                 83,247
                DIFERENCES
2.2.4           LOANS FROM RELATED PARTIES                                                0                      0
2.2.5           OTHERS                                                               83,515                 92,966
2.2.5.1         SUPPLIERS                                                            28,204                 36,146
2.2.5.2         OTHERS                                                               55,311                 56,820
2.3             DEFERRED INCOME                                                           0                      0
2.4             MINORITY INTEREST                                                       787                    739

                                                              Page: 34


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2005   4 - DATE - 03/31/2005
2.5             STOCKHOLDER'S EQUITY                                              3,981,851              3,640,826
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
2.5.2           CAPITAL RESERVES                                                    142,858                142,858
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                  1,493,463              1,493,463
2.5.4.1         LEGAL                                                               222,160                222,160
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                   1,279,453              1,279,453
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)
2.5.5           RETAINED EARNINGS                                                   491,023                149,998

                                                              Page: 35


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------


1 - CODE  2 - DESCRIPTION                                3 - FROM :        3 - FROM :       3 - FROM :        3 - FROM :
                                                       04/01/2005        01/01/2005       04/01/2004        01/01/2004
                                                         TO :              TO :             TO :              TO :
                                                       06/30/2005        06/30/2005       06/30/2004        06/30/2004

                                                         06/30/2005       06/30/2005      06/30/2004        06/30/2004
3.1       GROSS SALES AND SERVICES  REVENUE                929,735         1,835,055        1,007,602         1,828,723
3.2       SALES TAXES AND OTHER DEDUCTIONS               (117,239)         (231,734)        (118,542)         (197,985)
3.3       NET SALES REVENUE                                812,496         1,603,321          889,060         1,630,738
3.4       COST OF GOODS SOLD                             (420,817)         (834,035)        (429,748)         (821,227)
3.5       GROSS PROFIT                                     391,679           769,286          459,312           809,511
3.6       OPERATING (EXPENSES) INCOME                       43,252          (84,944)        (357,153)         (521,228)
3.6.1     SELLING                                         (40,399)          (80,234)         (45,299)          (88,541)
3.6.2     GENERAL AND ADMINISTRATIVE                      (22,295)          (46,675)         (27,004)          (48,841)
3.6.3     FINANCIAL                                        175,586           140,796        (249,826)         (323,413)
3.6.3.1   FINANCIAL INCOME                                  42,594           105,165           89,509           126,430
3.6.3.2   FINANCIAL EXPENSES                               132,992            35,631        (339,335)         (449,843)
3.6.4     OTHER OPERATING INCOME                            11,167            21,560            6,542            12,280
3.6.5     OTHER OPERATING EXPENSES                        (79,863)         (119,089)         (41,566)          (72,713)
3.6.6     EQUITY IN THE RESULTS OF  SUBSIDIARIES             (944)           (1,302)                0                 0
3.7       OPERATING INCOME                                 434,931           684,342          102,159           288,283
3.8       NON-OPERATING (EXPENSES)  INCOME                 (1,693)           (2,304)          (1,388)           (2,914)
3.8.1     INCOME                                               369               490            1,495             1,852
3.8.2     EXPENSES                                         (2,062)           (2,794)          (2,883)           (4,766)
3.9       INCOME BEFORE INCOME  TAXES AND
          MANAGEMENT REMUNERATION                          433,238           682,038          100,771           285,369
3.10      INCOME TAX AND SOCIAL CONTRIBUTION             (129,145)         (204,920)           11,049          (17,385)
3.11      DEFERRED INCOME TAXES                             36,980            64,681           17,042             9,403
3.12      MANAGEMENT REMUNERATION AND STATUORY
          APPROPRIATIONS                                         0                 0                0                 0
3.12.1    PARTICIPATIONS                                         0                 0                0                 0
3.12.2    REMUNERATION                                           0                 0                0                 0
3.13      REVERSION OF INTERESTS ON
          STOCKHOLDERS' CAPITAL                            151,900           151,900                0                 0
3.14      MINORITY INTEREST                                   (48)               (8)             (88)             (141)
3.15      NET INCOME FOR THE PERIOD                        492,925           693,691          128,774           277,246

          CAPITAL STOCK-QUANTITY (THOUSANDS)             1,030,693         1,030,693        1,030,693         1,030,693
          EARNINGS PER SHARE                               0,47825           0,67303          0,12494           0,26899
          LOSS PER SHARE                                         -                 -                -                 -

                                                              Page: 36


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
08.01 - PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER
------------------------------------------------------------------------------------------------------------------------------------

The consolidated Performance comments for this quarter, were disclosed together with Aracruz Celulose S.A.'s (Controlling Company) performance comments, group 05.

                                    Page: 37


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
15.01 - INVESTMENTS PROJECTS
------------------------------------------------------------------------------------------------------------------------------------

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

                                    Page: 38


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of June 30, 2005:

Parent Company:
Aracruz Celulose S.A.      CNPJ: 42.15.511/0001-61

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Thousand                  Thousand                   Thousand
                                             -------------   -------   ----------    ---------   ---------     ---------
Newark Financial Inc.                              127,506      28.0       -            -           127,506         12.3
Arainvest Participacoes S.A.                       127,506      28.0        27,737         4.8      155,243         15.0
Arapar S.A.                                        127,494      28.0       -            -           127,494         12.3
Lorentzen Empreendimentos                               12      0.00       -            -                12         0.00
BNDES Participacoes S.A.                            56,881      12.5        42,915         7.5       99,796          9.7
Treasury stock                                         483       0.1         1,378         0.2        1,861          0.2
Others                                              15,507       3.4       505,133        87.5      520,640         50.4
Total                                              455,391    100.00       577,163      100.00    1,032,554       100.00


Share Capital of majority stockholders (from controlling companies to individual stockholders)

Parent Company:
Newark Financial Inc.

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
VCP Exportadora e Participacoes S.A.              50,000      100.00       -            -            50,000       100.00
Total                                             50,000      100.00       -            -            50,000       100.00

                                    Page: 39


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
VCP Exportadora e Participacoes S.A.        CNPJ: 04.200.557/0001-27

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Votorantim Celulose e Papel S.A.                70,200,100    100.00       -            -          70,200,100     100.00
Total                                           70,200,100    100.00       -            -           70,200,100    100.00

Parent Company:
Votorantim Celulose e Papel S.A                                      CNPJ: 60.643.228/0001-21



              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Nova HPI Participacoes Ltda.                  11,680          11.05            -           -         11,680        6.10
Votorantim PArticipacoes S.A.                 94,022          88.95                                  94,022       49.07
Others                                             -              -       85,880       99.96         85,880       44.81
Treasury stocks                                    -              -           31        0.04             31        0.02
Total                                        105,702         100.00       85,911      100.00        191,613      100.00

Parent Company:
Nova HPI Participacoes Ltda.                           CNPJ: 65.785.669/0001-81

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Votorantim Participacoes S.A.                 7,212,408       100.00        -             -   7,212,408         100.00
Hejoassu Administracao Ltda.                          1         0.00        -             -           1           0.00
Total                                         7,212,409       100.00        -             -   7,212,409         100.00

Parent Company:
Votorantim Participacoes S.A.                                        CNPJ: 61.082.582/0001-97

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
  Hejoassu Administracao Ltda.               4,039,553,777     98.16       -               -   4,039,553,777    98.16
  Jose Ermirio de Moraes Filho - Espolio        19,026,623      0.46       -               -      19,026,623     0.46
  Antonio Ermirio de Moraes                     19,026,623      0.46       -               -      19,026,623     0.46
  Ermirio Pereira de Moraes                     19,026,623      0.46       -               -      19,026,623     0.46
  Maria Helena Moraes Scripilliti               19,026,623      0.46       -               -      19,026,623     0.46
  Total                                      4,115,660,269    100.00       -               -   4,115,660,269   100.00

                                    Page: 40


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
Hejoassu Administracao Ltda.                                         CNPJ: 61.194.148/0001-07

              Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Jose Ermirio de Moraes Filho - Espolio         400,000        25.00            -          -         400,000      25.00
AEM Participacoes S.A.                         400,000        25.00            -          -         400,000      25.00
ERMAN  Participacoes S.A.                      400,000        25.00            -          -         400,000      25.00
MRC Participacoes S.A.                         400,000        25.00            -          -         400,000      25.00
Total                                        1,600,000       100.00            -          -       1,600,000     100.00

Parent Company:
AEM Participacoes S.A.                                               CNPJ: 05.062.403/0001-89

             Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Antonio Ermirio de Moraes                  684,729,100     100.00           -         -       684,729,100    100.00
JEMF Participacoes S.A.                               -          -         300     33.33               300      0.00
ERMAN Participacoes S.A.                              -          -         300     33.33               300      0.00
MRC Participacoes S.A.                                -          -         300     33.34               300      0.00
Total                                       684,729,100     100.00         900    100.00       684,730,000    100.00

Parent Company:
ERMAN Participacoes S.A.                                             CNPJ: 05.062.376/0001-44

             Stockholders                                                   Stocks
                                             ---------------------------------------------------------------------------
                                                   Common                    Preferred                    Total
                                             ---------------------------------------------------------------------------
                                             Quantity          %       Quantity         %         Quantity         %
                                             Unities                   Unities                    Unities
                                             -------------   -------   ----------    ---------   ---------     ---------
Ermirio Pereira de Moraes                    684,729,100     100.00            -          -     684,729,100     100.00
JEMF Participacoes S.A.                                -          -          300      33.33             300       0.00
AEM Participacoes S.A.                                 -          -          300      33.33             300       0.00
MRC Participacoes S.A.                                 -          -          300      33.34             300       0.00
Total                                        684,729,100     100.00          900     100.00     684,730,000     100.00

                                    Page: 41


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
MRC Participacoes S.A.                                               CNPJ: 05.062.355/0001-29

             Stockholders                                                        Stocks
                                                  ---------------------------------------------------------------------------
                                                        Common                    Preferred                    Total
                                                  ---------------------------------------------------------------------------
                                                  Quantity          %       Quantity         %         Quantity         %
                                                  Unities                   Unities                    Unities
                                                 -------------   -------   ----------    ---------   ---------     ---------
Maria Helena de Moraes S. Noschese                684,729,100    100.00             -          -      684,729,100   100.00
JEMF  Participacoes S.A.                                    -         -           300      33.33              300     0.00
AEM  Participacoes S.A.                                     -         -           300      33.33              300     0.00
ERMAN  Participacoes S.A.                                   -         -           300      33.34              300     0.00
Total                                             684,729,100    100.00           900     100.00      684,730,000   100.00

Parent Company:
JEMF Participacoes S.A.                                              CNPJ: 05.062.394/0001-26

             Stockholders                                                        Stocks
                                                  ---------------------------------------------------------------------------
                                                        Common                    Preferred                    Total
                                                  ---------------------------------------------------------------------------
                                                  Quantity          %       Quantity         %         Quantity         %
                                                  Unities                   Unities                    Unities
                                                  -------------   -------   ----------    ---------   ---------     ---------
    Jose Ermirio de Moraes Neto                           3,500     33.33             -         -           3,500    33.30
    Jose Roberto Ermirio de Moraes                        3,500     33.34             -         -           3,500    33.30
    Neide Helena de Moraes                                3,500     33.33             -         -           3,500    33.30
    AEM  Participacoes S.A.                                   -         -             4     33.33               4     0.03
    ERMAN  Participacoes S.A.                                 -         -             4     33.34               4     0.04
    MRC Participacoes S.A.                                    -         -             4     33.33               4     0.03
    Total                                                10,500    100.00            12    100.00          10,512   100.00

Parent Company:
ARAINVEST Participacoes S.A.                                         CNPJ: 06.139.408/0001-25

             Stockholders                                                        Stocks
                                                  ---------------------------------------------------------------------------
                                                        Common                    Preferred                    Total
                                                  ---------------------------------------------------------------------------
                                                  Quantity          %       Quantity         %         Quantity         %
                                                  Thousand                  Thousand                   Thousand
                                                 -------------   -------   ----------    ---------   ---------     ---------
Joseph Yacoub Safra                               85,990       49.99         21,489      49.98          107,479      49.99
Moise Yacoub Safra                                85,990       49.99         21,489      49.98          107,479      49.99
Others                                                 4        0.02             18       0.04               22       0.02
Total                                            171,984      100.00         42,996     100.00          214,980     100.00

                                    Page: 42


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
ARAPAR S.A.                                                          CNPJ: 29.282.803/0001-68

             Stockholders                                                        Stocks
                                                  ---------------------------------------------------------------------------
                                                        Common                    Preferred                    Total
                                                  ---------------------------------------------------------------------------
                                                  Quantity          %       Quantity         %         Quantity         %
                                                  Unities                   Unities                    Unities
                                                  -------------   -------   ----------    ---------   ---------     ---------
Lorenpar S.A.                                      747,051,991      80.00            -       -        747,051,991    80.00
ESL Empreendimentos S.A.                           186,762,998      20.00            -       -        186,762,998    20.00
Total                                              933,814,989     100.00            -       -        933,814,989   100.00

Parent Company:
Lorenpar S.A.                                                        CNPJ: 29.302.148/0001-62

             Stockholders                                                        Stocks
                                                  ---------------------------------------------------------------------------
                                                        Common                    Preferred                    Total
                                                  ---------------------------------------------------------------------------
                                                  Quantity          %       Quantity         %         Quantity         %
                                                  Unities                   Unities                    Unities
                                                  -------------   -------   ----------    ---------   ---------     ---------
Vitoria Participacoes S.A.                         90,380,739     12.12     403,461,411     54.12       493,842,150     33.12
Lorentzen Empreendimentos S.A.                    498,297,043     66.84      40,350,858      5.41       538,647,901     36.13
ESL Empreendimentos S.A.                          130,802,258     17.55     249,164,178     33.42       379,966,436     25.48
Others                                             26,002,496      3.49      52,506,089      7.05        78,508,585      5.27
Total                                             745,482,536    100.00     745,482,536    100.00     1,490,965,072    100.00

Parent Company:
Vitoria Participacoes S.A.                                           CNPJ: 68.622.505/0001-21



             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
DnB NOR Invest Holding A/S                       425,388,389      99.99              -       -        425,388,389    99.99
Others                                                 5,000       0.01              -       -              5,000     0.01
Total                                            425,393,389     100.00              -       -        425,393,389   100.00

                                    Page: 43


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
DnB Invest Holding A/S.                                              CNPJ: 05.505.135/0001-22


             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Den NOR Bank ASA                                   200,000     100.00                -       -            200,000   100.00
Total                                              200,000     100.00                -       -            200,000   100.00

Parent Company:
Lorentzen Empreendimentos S.A.                                       CNPJ: 33.107.533/0001-26




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Nobrasa Empreendimentos S.A                      46,876,917       60.88            -         -         46,876,917    30.74
Oivind Harald Lorentzen                           9,674,206       12.56    4,461,078      5.91         14,135,284     9.27
Bravest Holding S.A.                              4,921,097        6.39   24,702,697     32.71         29,623,794    19.42
Per Arne Lorentzen - Espolio                      2,506,222        3.25   16,612,193     22.00         19,118,415    12.54
Nebra Participacoes S.A.                          9,178,630       11.92    3,732,352      4.94         12,910,982     8.47
Others                                            3,837,843        5.00   26,003,911     34.44         29,841,754    19.56
Total                                            76,994,915      100.00   75,512,231    100.00        152,507,146   100.00

Parent Company:
Nobrasa Empreendimentos S.A.                                         CNPJ: 30.927.925/0001-43




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Erling Sven Lorentzen                           77,115,802      97.40                -       -         77,115,802    97.40
Others                                           2,055,210       2.60                -       -          2,055,210     2.60
Total                                           79,171,012     100.00                -       -         79,171,012   100.00

                                    Page: 44


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
Nebra Participacoes S.A.                                             CNPJ: 04.418.550/0001-86

             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
New Era Development Co. Ltd.                    10,586,189      99.99                -       -         10,586,189    99.99
Others                                                 100       0.01                -       -                100     0.01
Total                                           10,586,289     100.00                -       -         10,586,289   100.00

Parent Company:
Bravest Holding  S.A.                                                CNPJ: 05.721.440/0001-51




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Harald Ragnar Lie                                 1,230,275       25.00   6,175,674      25.00          7,405,949    25.00
Ole Ragnar Lie                                    1,230,275       25.00   6,175,674      25.00          7,405,949    25.00
Einar Ragnar Lie                                  1,230,274       25.00   6,175,674      25.00          7,405,948    25.00
Oivind Ragnar Lie                                 1,230,274       25.00   6,175,674      25.00          7,405,948    25.00
Total                                             4,921,098      100.00  24,702,696     100.00         29,623,794   100.00

Parent Company:
ESL Empreendimentos S.A.   CNPJ: 06.088.097/0001-12




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Nobrasa Empreendimentos S.A.                     25,500,000    51.00       20,299,994      40.60       45,799,994    45.80
Sao Teofilo Repres. Paticipacoes Ltda            24,500,000    49.00       29,699,996      59.40       54,199,996    54.20
Total                                            50,000,000   100.00       50,000,000     100.00      100,000,000   100.00

                                    Page: 45


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
Sao Teofilo Repres. Participacoes Ltda      CNPJ: 03.214.652/0001-17




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Caminho Editorial Ltda                           73,119,465    50.00                -          -       73,119,465    50.00
Icatu Holding S.A.                               26,404,071    18.06                -          -       26,404,071    18.06
Nalbra S LLC                                     46,309,590    31.67                -          -       46,309,590    31.67
Others                                              405,804     0.27                -          -          405,804     0.27
Total                                           146,238,930   100.00                -          -      146,238,930   100.00

Parent Company:
Caminho Editorial Ltda                                               CNPJ: 54.089.495/0001-04




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Brasil Warrant Admin. Bes e Empresas Ltda       76,025,379     92.80            -               -      76,025,379    92.80
Others                                           5,899,577      7.20            -               -       5,899,577     7.20
Total                                           81,924,956    100.00            -               -      81,924,956   100.00

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda                           CNPJ: 33.744.277/0001-88




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Fernando Roberto Moreira Salles                         180       75.00           180       75.00             360    75.00
Joao Moreira Salles                                      60       25.00            60       25.00             120    25.00
Total                                                   240      100.00           240      100.00             480   100.00

                                    Page: 46


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
Icatu Holding S.A.         CNPJ: 03.316.471/0001-39



             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Sylvia Maria da Gloria de Mello F. Nabuco         226,000       44.841      86,496      66.469            312,496   49.280
Maria do Carmo Nabuco de Almeida Braga             38,000        7.540      14.544      11.177             52,544    8.286
Luis Antonio Nabuco de Almeida Braga               37,999        7.539           -           -             37,999    5.992
Lucia Nabuco de Almeida Braga Rebello              38,000        7.540      14.544      11.177             52,544    8.286
Sylvia Nabuco de Almeida Braga                     38,000        7.540      14.544      11.177             52,544    8.286
Pedro Luis Bodin de Moraes                             01            -           -           -                 01        -
Santa Luzia Comercial e Participacoes Ltda        126,000       25.000           -           -            126,000   19.870
Total                                             504.000       100.00     130,128     100.000            634,128   100.00

Parent Company:
Santa Luzia Comercial e Participacoes Ltda  CNPJ: 36.163.277/0001-82



             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Daniel Valente Dantas                            14,833,646     99.00           -               -      14,833,646    99.00
Veronica Valente Dantas Rodenburg                   149,835      1.00           -               -         149,835     1.00
Total                                            14,983,481    100.00           -               -      14,983,481   100.00

Parent Company:
Nalbra S LLC



             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Nalbra Inc.                                      9,012,000              100.00           -      -       9,012,000   100.00
Total                                            9,012,000              100.00           -      -       9,012,000   100.00

                                    Page: 47


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Parent Company:
BNDES Participacoes S.A. - BNDESPAR                                  CNPJ: 00.383.281/0001-09




             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Banco Nacional de Desenvolvimento Economico                1     100.00              -       -                  1   100.00
e Social - BNDES
Total                                                      1     100.00              -       -                  1   100.00

Parent Company:
Banco Nacional de Desenvolvimento Economico e Social - BNDES            CNPJ: 00.383.281/0001-09

             Stockholders                                                        Stocks
                                                ---------------------------------------------------------------------------
                                                      Common                    Preferred                    Total
                                                ---------------------------------------------------------------------------
                                                Quantity          %       Quantity         %         Quantity         %
                                                Unities                   Unities                    Unities
                                                -------------   -------   ----------    ---------   ------------- ---------
Uniao Federal                                  6,273,711,452    100.00               -       -      6,273,711,452   100.00
Total                                          6,273,711,452    100.00               -       -      6,273,711,452   100.00

Stocks Position of Majority Stockholders, Management, Members of the fiscal
Council and outstanding stocks.

                                                                                                           Position on June 30, 2005
------------------------------------------------------------------------------------------------------------------------------------
                   Stockholder         Common        %     Preferred        %      Preferred        %            Total         %
                                       Stocks                 Stocks                  Stocks
                                                           (Class A)               (Class B)
------------------------------------------------------------------------------------------------------------------------------------
Majorities Stockholders        439,400,228        96.5    37,736,642     99.2     90,790,783     16.8      567,927,653      55.0
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457      12.3
   Safra             (6)          127,506,457     28.0    27,736,642     72.9     57,875,517     10.7      213,118,616      20.6
   VCP                            127,506,457     28.0                                                     127,506,457      12.3
   BNDES                           56,880,857     12.5    10,000,000     26.3     32,915,266      6.1       99,796,123       9.7

Management                              2,049                      0                  17,706                    19,755
   Councilors                           2,049                      0                     508                     2,557
   Directors                                                                          17,198                    17,198

Tax Council                                10                                                                       10

Treasury Stocks     (1)               483,114      0.1                             1,378,000      0.3        1,861,114       0.2


                                                              Page: 48


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Other Stockholders     (2)         15,505,298      3.4       285,536      0.8    446,954,754     82.9      462,745,588      44.8

Total issued stocks  (3)          455,390,699    100.0    38,022,178    100.0    539,141,243    100.0    1,032,554,120     100.0

Outstanding stocks    (4)          15,507,357      3.4       285,536      0.8    446,972,460     82.9      462,765,353      44.8

(1)      Stocks issued and repurchased by the Company, waiting cancellation.
(2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.
(3)      Total number of subscribed stocks and issued by the Company.
(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.
(6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .


Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                          Position on June 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                   Stockholder         Common        %     Preferred        %      Preferred        %            Total        %
                                       Stocks                 Stocks                  Stocks
                                                           (Class A)               (Class B)
------------------------------------------------------------------------------------------------------------------------------------
Majorities Stockholders           439,400,228     96.5    37,736,642     99.2     92,037,707     17.1      569,174,577     55.1
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457     12.3
   Safra                          127,506,457     28.0    27,736,642     72.9     57,875,517     10.7      213,118,616     20.6
   VCP                            127,506,457     28.0                                                     127,506,457     12.3
   BNDES                           56,880,857     12.5    10,000,000     26.3     34,162,190      6.3      101,043,047      9.8

Management                            224,390                  5,000                 260,527                   489,917
   Councilors                         224,390                  5,000                 243,329                   472,719
   Directors                                                                          17,198                    17,198

Tax Council                                10                                                                       10

Treasury Stocks     (1)               483,114      0.1                             1,378,000      0.3        1,861,114      0.2

                                                              Page: 49


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

Other Stockholders     (2)         15,282,957      3.4       282,386      0.7    445,463,159     82.6      461,028,502     44.6

Total issued stocks  (3)          455,390,699    100.0    38,024,028    100.0    539,139,393    100.0    1,032,554,120    100.0

Oustanding stocks    (4)           15,507,357      3.4       287,386      0.8    445,723,686     82.7      461,518,429     44.7

(1)      Stocks issued and repurchased by the Company, waiting cancellation.
(2) Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.
(3)      Total number of subscribed stocks and issued by the Company.
(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

                                    Page: 50


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                           Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                           Period - 06/30/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code                                 02 - Name of Society                            03 - Taxpayer No
   0043-4                                     Aracruz Celulose S.A.                           42.157.511/0001-61

------------------------------------------------------------------------------------------------------------------------------------
17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED
------------------------------------------------------------------------------------------------------------------------------------

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on
Special Review of Quarterly Information - June 30, 2005


To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1.      We conducted a special review of the Quarterly Financial Information
        (ITRs) of Aracruz Celulose S.A. (company and consolidated) for the quarter and semester ended June 30, 2005, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, statement of income and management comments on performance.

2. Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly financial information.

4. Our special review was conducted for the purpose of issuing a report on the quarterly financial information referred to in paragraph 1, taken as a whole. The supplementary information related to the statements of cash flows and of value-added, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our review are fairly stated, in all material respects, in relation to the quarterly information taken as a hole.

5. The balance sheet as of December 31, 2004 (company and consolidated), presented for comparison purposes, was examined by us and our unqualified auditors' report was issued January 11, 2005. The statements of income and supplementary information for the quarter ended March 31, 2004, presented for comparison purposes, were also reviewed by us and our unqualified special review report was issued on April 7, 2004.

Rio de Janeiro, July 8, 2005

Originally signed by:

DELOITTE TOUCHE TOHMATSU                    Celso de Almeida Moraes
Independent Auditors                                     Accountant
CRC - SP 011.609/O-S-ES                      CRC-SP 124.669/O- S-ES

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